Exhibit 21.1

SUBSIDIARIES OF COMMERCIAL BARGE LINE COMPANY

SUBSIDIARY	STATE OR JURISDICTION OF INCORPORATION OR ORGANIZATION
ACL Transportation Services LLC	Delaware
American Commercial Lines LLC	Delaware
American Commercial Barge Line LLC	Delaware
Jeffboat LLC	Delaware
American Commercial Lines International LLC	Delaware
ACBL Dominicana S.A.	Dominican Republic
ACL Professional Services Inc.	Delaware